11018786

UNITED STATES
SECURITIESANDEXCHANGEC
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67754

SEC Mail Processing Section RECEIVED FEB 28 2011 Wash., D.C. 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valtus Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 360
(No. and Street)

Las Vegas	Nevada	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal (310) 497-2806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valtus Capital Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JAMIE THOMSON
Notary Public, State of Nevada
Appointment No.10-1352-1
My Appt. Expires Dec. 17, 2013

Viney Singal
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2011

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2010

ASSETS

Cash (Note 1)	$ 676,042
Accounts receivable	241,912
Office equipment- net of accumulated depreciation of $8,459	29,490
Total assets	$ 947,444

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 405,010
Total liabilities	405,010
Member's equity	542,434
Total liabilities and member's equity	$ 947,444

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2010

REVENUES:	
Advisory fee income	$ 2,242,539
Total income	2,242,539
EXPENSES:	
Compensation expense	1,571,225
Outside services	95,550
Occupancy	115,968
Professional fees	13,650
Travel and entertainment	120,173
Other operating expenses	395,468
Total expenses	2,312,034
NET LOSS	$ (69,495)

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Member's Equity
For the year ended December 31, 2010

	Member's Equity	Net Loss	Total Member's Equity
Beginning balance January 1, 2010	$ 611,929	$ -	$ 611,929
Net loss		(69,495)	(69,495)
Ending balance December 31, 2010	$ 611,929	$ (69,495)	$ 542,434

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (69,495)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,666
(Increase) decrease in:	
Accounts receivable	(163,487)
Other assets	431,262
Increase (decrease) in:	
Accrued expenses	(419,293)
Total adjustments	(145,852)
Net cash used in operating activities	(215,347)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of funiture and equipment	(21,571)
Net cash used in investing activities	(21,571)
Decrease in cash	(236,918)
Cash at beginning of year	912,960
Cash at end of year	$ 676,042
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its member, Viney Singal.

The firm operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate and gaming projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Comprehensive Income:`

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the fifteen months ended December 31, 2010.

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of Nevada.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The firm leases office space for a period of eighteen months beginning October 23, 2009 at a rate of $9,664.00 per month. Future minimum lease payments are as follows:

	Year	Amount
Total Lease Obligation	2011	28,992

Note 2: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2010 the company had a net capital of $271,032 which is $244,031 in excess of the minimum of $27,001 required and its ratio of aggregate indebtedness ($405,010) to net capital was 1.49 which is less than the 15 to 1 maximum ratio of a broker dealer.

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Member's equity, December 31, 2010	$ 684,441	$ 542,434	142,007
Subtract - Non allowable assets:			
Accounts receivable	241,912	241,912	-
Fixed assets	29,490	29,490	-
Other assets	170,358	-	170,358
Tentative net capital	242,681	271,032	28,351
Haircuts	-	-	
NET CAPITAL	242,681	271,032	28,351
Minimum net capital	28,891	27,001	1,890
Excess net capital	$ 213,790	$ 244,031	30,241
Aggregate indebtedness	433,361	405,010	(28,351)
Ratio of aggregate indebtedness to net capital	1.79%	1.49%	

The differences were caused by the recording of annual
depreciation and additional accrued expenses
at December 31, 2010

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

December 31, 2010

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the Provision of Rule 15c3-3 (k) (2) (i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k) (2) (i) exemptive provision

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Valtus Capital Group
3930 Howard Hughes Pkwy
Suite 300
Las Vegas, NV 89169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Gilchrist (702) 216-2606

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $5606.00

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $5606.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5606.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valtus Capital Group
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 3 day of February, 20 10.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 2010
and ending December 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,242,539

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,242,539

2e. General Assessment @ .0025 $ 5606.00

(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members,
Valtus Capital Group, LLC
Las Vegas, Nevada

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Valtus Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Valtus Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Valtus Capital Group, LLC's management is responsible for the Valtus Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2011

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Valtus Capital Group, LLC
Las Vegas, Nevada

In planning and performing my audit of the financial statements of Valtus Capital Group, LLC for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Valtus Capital Group, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2011

VALTUS CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

VALTUS CAPITAL GROUP, LLC

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